November 10, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 3720
100 F St. NE
Washington, DC  20549

Attention:  Larry Spirgel, Assistant Director

RE:	AboveNet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File No. 000-23269

Ladies and Gentlemen:

Pursuant to our conversation on Tuesday, November 10, 2009, we respectfully request an additional five (5) business day extension of time to Monday, November 23, 2009, to respond to your letter dated October 26, 2009.

If you have any questions, please contact me at (914) 421-7656.

Sincerely,

/s/ Joseph P. Ciavarella
Joseph P. Ciavarella
Senior Vice President and Chief Financial Officer

cc:	Kenya Wright Gumbs Carlos Pacho